POKERTEK, INC.
1150 Crews Road, Suite F
Matthews, NC 28105
Tel: 704-849-0860 Fax: 704-849-9148

September 24, 2010

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549

Re:	PokerTek, Inc.
Request to Withdraw Registration Statement on Form S-3 and Amendment on Form S-1/A
File No. 333-168172

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), PokerTek, Inc. (the “Registrant”), on its own behalf, hereby requests that its Registration Statement on Form S-3 initially filed with the Securities and Exchange Commission (“SEC”) on July 16, 2010 and as subsequently amended, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately. The Registration Statement has not been declared effective by the SEC, and no securities have been sold pursuant to the Registration Statement.

The Registrant requests this withdrawal as it will be filing a new Registration Statement on Form S-1 at the request of the SEC. The Registrant requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement are credited to its account for future use.

Upon grant of the SEC’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to our securities counsel, Harold H. Martin, Esq. of Martin & Pritchett, P.A., at (704) 895-1528.

If you have any questions, please contact the undersigned.

Sincerely,

POKERTEK, INC.

/s/ Mark D. Roberson

By:	Mark D. Roberson
Chief Executive Officer

cc:	Pamela Long, Division of Corporation Finance
Jessica Kane, Division of Corporation Finance
Harold H. Martin, Esq.